June 26, 2008

Securities and Exchange Commission

Attn: Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, DC 20549

RE:	Silicon Graphics, Inc.

Form 10-Q for the quarterly period ended March 28, 2008

Filed May 7, 2008

File No. 001-10441

Dear Mr. Krikorian:

This filing is made in response to the comments received from you by letter dated June 12, 2008. The numbering of the paragraphs below corresponds to the numbering of the comments, which for your convenience, we have inserted into this response letter. Below are your comments and our responses.

Form 10-Q for the Quarter Ended March 28, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

1.	You indicate in response to prior comment 1 that, in future filings, you will quantify the amounts of material changes contributed by factors or events that you identify. In addition to the items quantified in your Form 10-Q, you should provide supplemental quantification. For example, provide us with the following additional information and tell us what consideration you gave to providing such quantification in your filing:

•

Quantify the impact that the decline in large transactions had on the decrease in revenue in addition to other factors contributing to the decrease. Describe the reasons for the decline in large transactions experiences in the current year, including whether you expect this trend to continue.

Response: As noted in our filing, revenue from our products segment for the third quarter and the first nine months of fiscal 2008 decreased by $23 million, or 39%, and $58 million, or 32%, respectively, compared with the corresponding periods in fiscal 2007.

In response to the Staff’s comment, the reason for the decline in revenue was a decrease in large transactions primarily attributed to our customers delaying purchases while awaiting the release of new products such as our Altix ICE product. A “large transaction” is defined as a transaction resulting in more than $5 million in recognized revenue. In the third quarter and first nine months of fiscal 2008, we recognized no revenue from large transactions compared to revenue recognized of $16 million and $38 million in the third quarter and first nine months of fiscal 2007, respectively. Although our large transaction order or booking volume in fiscal 2008 has increased compared to the same periods in fiscal 2007, these transactions have not yet converted to revenue, contributing to the decline. In addition, revenue recognized from our products business was also impacted by a change in net deferrals for transactions accounted for under SOP 97-2 (the difference in deferred revenue relating to contracts accounted for under SOP 97-2 between the respective balance sheet dates), which were $0 million and $40 million in the third quarter and first nine months of fiscal 2008, respectively, compared with $8 million and $20 million in the corresponding periods of in fiscal 2007.

In our filing, we considered the quantification of the impact of SOP 97-2 as sufficient since it also was a driver in the decline in revenue recognized from large transactions. Other factors such as delayed customer orders were not quantifiable. To the extent material and quantifiable, we will disclose the impact of each primary component of fluctuations in our products revenue in future filings.

•	Describe how lower pricing for new contracts, the decline in overall installed base and the transition toward longer product warranty terms contributed to the decline in global services revenue, and

Response: In response to the Staff’s comment, the decline in global services revenue resulted from several factors, including lower pricing, a decline in our overall installed base and an increase in our warranty period. Lower pricing for service contracts has resulted from increased competition. These lower prices have resulted in a reduction in service revenue. The decline in overall installed base has resulted from lower product sales in recent years. This reduced installed base provided for fewer opportunities for new service contract sales and renewals. Our product warranty terms on many of our products have increased from one year to three years. As a result, many customers only purchase a service upgrade to their warranty coverage as opposed to full service contracts.

•	Quantify the extent that unchanged product material costs and fixed overhead, labor and manufacturing costs contributed to the decline in product gross margin.

Response: As noted in our filing, product gross profit margin in the third quarter and first nine months of fiscal 2008 was 11% and 16%, respectively, compared with 29% and 21% in the corresponding periods of fiscal 2007. The decreases in product gross profit margin in the third quarter and first nine months of fiscal 2008 were due to lower product revenue, primarily in our higher margin legacy products.

In response to the Staff’s comment, overhead, labor and other manufacturing costs as a percentage of revenue for the third quarter and first nine months of fiscal 2008 increased by 16.9 percentage points and 4.6 percentage points, respectively, compared with the corresponding periods in fiscal 2007. The percentage increases resulted from lower revenue spread over costs which are relatively fixed. Product material costs as a percentage of revenue remained relatively unchanged in the third quarter and first nine months of fiscal 2008 compared with the corresponding periods of fiscal 2007.

In our filing, we attributed the entire decrease in profit margin to fixed costs being factored against decreased revenue. However, we did not explicitly quantify the effect. To the extent material, we will quantify the impact of each primary component of fluctuations in our material costs in future filings.

Please contact Cynthia Holbrook, Director – Corporate Legal Services at (650) 933-4955 with any further questions or comments regarding this matter.

Very truly yours,

/s/ Kathy Lanterman
Kathy A. Lanterman
Senior Vice President and Chief Financial Officer

cc: Melissa Walsh, SEC Senior Staff Accountant

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